Exhibit 99.1
Qiao Xing Universal Telephone, Inc.’s Subsidiary Huizhou Qiao Xing Communication
Industry, Limited Expected to Record Financial Results for 2005 Which Would be
Significantly Better Than Those for 2004
     HUIZHOU, Guangdong, China, June 8 /Xinhua-PRNewswire/ --Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that its 90%-owned operating subsidiary Huizhou Qiao Xing Communication Industry, Ltd. (HZQXCI), a fellow subsidiary of CEC Telecom Co., Ltd. (CECT), is expected to record financial results for 2005 which would be significantly better than those for 2004.
     The Company estimates, on an un-audited management account basis, that sales revenue and net income of HZQXCI for 2005 would increase by about 42% and 386% to about USD103 million and USD 9 million respectively. Recently, the Company estimated sales revenue of USD250 million and net income of USD29 million for 2005 for CECT, another of XING’s operating subsidiaries.
     Mr. Wu Rui Lin, Director of HZQXCI and Chairman of Qiao Xing Universal, said, “Completing its transformation from a sub-contractor of CECT to a manufacturer and distributor of the ‘COSUN’ brand mobile phone handsets, which it introduced in the second half of 2004, the Mobile Phone Division of HZQXCI achieved significant increase in sales in 2005 through the expansion of its product lines and its distribution network. According to our estimate, HZQXCI realized about USD73 million in sales revenue and USD7 million in net income from its mobile phone business segment, representing growth rates of 44% and 619% respectively compared with 2004.
     “In the indoor phone business segment in 2005, sales of value added telephone sets continued to increase. There were more big-volume sales to telecommunication operators compared with 2004. There was also increase in export sales. According to our estimate, compared with 2004, sales revenue and net income from the indoor phone business segment climbed 27% and 128% to reach about USD30 million and USD2 million respectively.
     “We anticipate further rapid growth for HZQXCI’s mobile phone and indoor phone business segments for 2006 and beyond.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728.’ The Company has established co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.
     Forward-looking statements
     This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking statements involve risks and uncertainties that include, but not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.
          For more information, please contact:
Rick Xiao
IR Director
XING
Tel: +86-752-282-0268
     Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.